FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 HSBC HOLDINGS PLC
(the "Company")

21 March 2025

Notice of Annual General Meeting ("AGM") and ancillary documents

Notice of the 2025 AGM

In accordance with the UK Listing Rules the Company announces that copies of the following documents have been submitted to the National Storage Mechanism, and will be shortly available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

●       Notice of the 2025 AGM;

●       Form of Proxy for the 2025 AGM; and

●       The HSBC 2011 Plan (including amendments proposed at 2025 AGM)

A copy of the Notice of 2025 AGM is also available on the Company's website: www.hsbc.com/agm. The 2024 Annual Report and Accounts was published on 19 February 2025 and is available to view on the Company's website: www.hsbc.com/results.

2025 AGM

The 2025 AGM of HSBC Holdings plc will be held on the Lumi online platform and at the broadcast venue, the InterContinental London O2, 1 Waterview Drive, London, SE10 0TW, United Kingdom at 10:00am London time (5:00pm Hong Kong time) on Friday, 2 May 2025. We are encouraging shareholders to participate electronically in the AGM via the Lumi online platform. Details on how to participate in the AGM can be found in the Notice of 2025 AGM.

Shareholders may submit Form of Proxy for the 2025 AGM electronically at www.hsbc.com/proxy.

Shareholders should monitor the Company's website at www.hsbc.com/agm and stock exchange announcements for the latest information on any additional procedures that may be in place at the AGM or any changes to the current arrangements.

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 21 March 2025